SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – AXIA ENERGIA
(publicly held company)
CNPJ No.º 00.001.180/0001-26

CALL NOTICE

Extraordinary General Meeting

We hereby call the Shareholders of Centrais Elétricas Brasileiras S.A. – Axia Energia (“Company”) to convene in an Extraordinary General Meeting ("Meeting” or “EGM"), to be held on December 19,2025, at 2:00 p.m., exclusively digitally, through “Atlas AGM” digital platform (“Digital Platform”), pursuant to Law No. 6,404, of December 15, 1976 (”Brazilian Corporate Law”), CVM Resolution No. 81, of March 29, 2022 (“RCVM 81”) and the Company's Bylaws, to resolve on the following Agenda:

1.       Resolve on the following matters

a)            creation of a new class of preferred shares, class "A1" ("PNA1"), registered, book-entry and with no par value, with the same rights, preferences and privileges as the currently existing class "A" preferred shares ("PNA"), plus the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder, and without the need for approval at a special meeting of holders of preferred shares.

b)           creation of a new class of preferred shares, class "B1" ("PNB1"), registered, book-entry and with no par value, with the same rights, preferences and privileges as the currently existing class "B" preferred shares ("PNB"), plus the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder, and without the need for approval at a special meeting of preferred shareholders.

c)            creation of a new class of preferred shares, class "R" ("PNR"), compulsorily redeemable, without the need for approval at a special meeting of preferred shareholders, pursuant to paragraph 6 of article 44 of the Brazilian Corporate Law, registered, book-entry and with no par value.

d)           creation of a new class of preferred shares, designated class "C", registered, book-entry and with no par value, convertible into common shares and redeemable, with the addition of the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder ("PNCs" and, together with the PNA1, PNB1 and PNR, the "New PNs"), without the need for approval at a special meeting of preferred shareholders.

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e)            subject to the creation and issuance of the New PNs, resolve on the mandatory conversions of all currently outstanding preferred shares, as follows:

(e.1) conversion of the PNA shares into PNA1 and PNR shares, at the ratio of 1 (one) PNA share to 1 (one) PNA1 share and 1 (one) PNR share ("PNA Conversion"); and

(e.2) conversion of PNB shares into PNB1 and PNR shares, at the ratio of 1 (one) PNB share to 1 (one) PNB1 share and 1 (one) PNR share ("PNB Conversion", and together with PNA Conversion, the "Conversions").

f)             subject to the Conversions, the compulsory redemption of all PNR shares, based on the calculation set forth in the Management Proposal ("PNR Redemption").

g)           granting to the holders of the Company’s common shares the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder.

h)           increase of the Company's authorized capital limit and the consequent amendment to the caput of Article 5 of the Bylaws, in order to align it with the new authorized capital limit; and

i)             amendment of the Company's Bylaws to:

(i.1) amend Article 4, caput, and §1, to include PNA1, PNB1, PNR, and PNC as new classes of preferred shares; amend §4 to regulate the one vote per share right of the PNCs; include §5 to provide for the extinction of the PNC class after the conversion or redemption of all its shares; include a new paragraph to expressly provide for the mandatory redeemable nature of the PNR and its automatic extinction upon full redemption;

(i.2) amendment of Article 5, caput, to allow increases within the Company’s authorized capital through the issuance of PNCs;

(i.3) amend the wording of Article 6, sole paragraph, due to the creation of the PNCs, to establish that this provision applies only to class "A1" and "B1" preferred shares;

(i.4) make wording adjustments to Articles 9 and 10 in order to encompass all shares with voting rights, including the PNCs, in the context of the tender offer triggered upon reaching a relevant shareholding threshold (poison pill);

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(i.5) amend Article 11, caput, to contemplate the existence of the PNA1, PNB1, and PNC, including new paragraphs regulating their rights, characteristics, advantages, and limitations; provide for the tag-along right of the PNA1, PNB1, PNCs, and common shares; regulate the immediate redemption of the PNRs, the method for calculating the redemption value, its conditions and limitations; adjust the wording of §§1 to 6 to update numbering and the "A1" and "B1" nomenclature;

(i.6) amend Article 16 to provide for the exceptions set forth in Article 11, §10 and §§15 to 17;

(i.7) amend Article 34, caput, in order to expressly state that the right to elect board members in a separate vote applies only to preferred shares with no voting rights; and

(i.8) amend Article 36, item XI, to include preferred shares among the matters under the competence of the Board of Directors relating to the issuance of shares under authorized capital.

j)             if the resolutions set forth in items (a) to (i) above are approved, approve the consolidation of the Company's Bylaws, considering all the amendments approved by the shareholders at the Meeting, including numbering adjustments and updates to defined terms and cross-references applicable to the provisions of the Bylaws.

Specific clarifications on the Agenda

Items (a) to (i) will be considered as part of a single block.

Item (j) will only be submitted to a vote if items (a) through (i) are approved.

Participation via BVD

Under the terms of RCVM 81, shareholders, within the period of up to four (4) days prior to the EGM, i.e., until 11:59 p.m. on December 15, 2025, may exercise their vote remotely by transmitting the instructions for filling in the BVD to one of the following recipients: (a) the bookkeeping agent for the shares issued by the Company, Itaú Corretora de Valores S.A.; (b) its custody agent which provides this service, if the shares are deposited with a central depositary; (c) the central depositary; if the shareholder holds shares in B3 custody; or (d) directly to the Company, subject to the other deadlines, conditions and procedures set forth in the Management Proposal disclosed on this date.

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Participation via Digital Platform

The shareholders who intent to participate in the EGM, via the Digital Platform, must obligatorily register on the website https://atlasagm.com/ or through the “Atlas AGM” application available on the Apple Store and Google Play Store (“Application”) and submit all documents required for qualification (as indicated below) by 11:59 p.m. on December 17, 2025, subject to the other deadlines, conditions and procedures set forth in the Management Proposal.

Documents required for qualification:

(A) If a natural person:

(i)	copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or
(ii)	in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder, manager of the Company or lawyer regularly registered before the Brazilian Bar Association (OAB).

(B) If a legal entity:

(i)	updated articles of incorporation of the shareholder and the act that invests the representative(s) with sufficient powers for representation within the scope of the Meeting, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and
(ii)	if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

(C) If an investment fund:

(i)	copy of the fund's current and consolidated regulations, bylaws or articles of association of the administrator or manager, as the case may be, observing the fund's voting policy;
(ii)	corporate documents that prove the powers of representation (minutes of the election of the directors, term(s) of investiture and/or power of attorney);
(iii)	identification document of the legal representative(s) with a recent photo and national validity;

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(iv)	if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

If a shareholder is represented by an attorney-in-fact, the attorney-in-fact must register with his or her personal data on the website https://atlasagm.com/ or on the Application and, through that platform, indicate each shareholder to be represented, subject to the other deadlines, conditions and procedures set forth in the Management Proposal disclosed by the Company.

If any documentation is deemed insufficient by the Company, the shareholder must, upon notice of rejection, supplement the documentation on the same website https://atlasagm.com/ or on the Application, by 11:59 p.m. on December 17, 2025. No additional period will be granted to cure insufficient documentation.

If a duly qualified shareholder does not receive confirmation of access for remotely attendance at the EGM at least eight hours prior to the EGM’s start time, the shareholder must contact the Company’s Investor Relations department at assembleiavirtual@axia.com.br at least four hours prior to the start time of the EGM.

Statement of Affiliation with a Shareholder Group

Due to the limitation on the exercise of voting rights provided for in Articles 6 and 7 of the Company’s Bylaws, the Company requests, for the purposes of the timely examination of the matter, that shareholders included in the legal situations contemplated in article 8 of the Company's Bylaws inform, up to two (2) days prior to the date designated for the EGM - i.e., by 11:59 p.m. on December 17, 2025 - the identification of the members of any shareholder group, subject to the guidelines and considerations set forth in the Management Proposal.

Additional Information

The Management Proposal, with detailed information on the rules and procedures for participation and/or remote voting at the EGM, including additional guidelines for sending the BVD, as well as all documentation pertinent to the matters to be resolved at the EGM, pursuant to the Brazilian Corporation Law and CVM Resolution 81, are available on the Company’s website (https://ri.axia.com.br/), on the CVM’s website (https://sistemas.cvm.gov.br/), and on B3’s website (https://www.b3.com.br/pt_br/)..

Rio de Janeiro, November 27, 2025

Vicente Falconi Campos

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.